SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is not in a position to file its Quarterly Report on Form 10-Q for the period ended September 30, 2017 (the “Form 10-Q”), in a timely manner because the Registrant cannot complete the Form 10-Q in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Form 10-K”) pending the completion of an independent investigation by the Audit Committee of the Company’s Board of Directors and any additional work required thereafter in order for the Company to finalize its financial statements and have the Company’s independent registered public accounting firm complete its audit of the financial statements to be incorporated in the Form 10-K and complete its audit of the Company’s internal controls over financial reporting as of June 30, 2017. The Form 10-Q cannot be completed and filed until the Form 10-K is completed and filed. The Company does not expect the filing to be made within the time period required for a timely filing pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Howard Hideshima	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017 has not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 26, 2017, the Company issued a press release announcing preliminary financial results for the quarter ended September 30, 2017. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2017. The results did not include any significant change in results of operations from the corresponding period for the last fiscal year. In the press release, the Company announced the following:

•	The Company expects to report net sales for the quarter ended September 30, 2017 in the range of $675 million to $685 million.

•	The Company expects to report GAAP gross margin for the quarter ended September 30, 2017 in the range of 13.2% to 13.4%.
The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews and those described under Risk Factors in our filings with the U.S. Securities and Exchange Commission.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	By:	/s/ HOWARD HIDESHIMA
Howard Hideshima Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)